UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 Commission File Number 001-34463 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

A123 Systems, Inc.
Full Name of Registrant

Not applicable.
Former Name if Applicable

Arsenal on the Charles, 321 Arsenal Street
Address of Principal Executive Office (Street and Number)

Watertown, Massachusetts 02472
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The former Chief Financial Officer of A123 Systems, Inc. (the “Registrant”) resigned in January of 2011, and, as a result, on an interim basis, the Registrant’s Vice President of Finance and Corporate Controller is also fulfilling the role as the interim Chief Financial Officer.  Additionally, the Registrant’s filing status changed as of December 31, 2010 from a non-accelerated filer to large accelerated filer, which accelerated the Registrant’s filing deadline.  Due to the executive-level personnel change and the filing status change, the Registrant could not file Form 10-K within the prescribed time period without unreasonable effort or expense.

In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Registrant will file its Form 10-K no later than the fifteenth calendar day following the prescribed due date.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	John Granara, Interim Chief Financial Officer and Vice President of Finance	(617)	778-5747
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2010, the Registrant’s anticipated revenue is $97.3 million, anticipated gross loss is ($17.4) million, and anticipated net loss is ($152.6) million, or ($1.46) per share.  In comparison  for the year ended December 31, 2009, the Registrant’s revenue was $91.0 million, gross loss was ($2.7) million and net loss was ($85.8) million, or ($2.55)  per share.  The increase in gross loss and net loss is primarily due to an increase in expenses related to the production ramp-up and expansion of the Registrant’s world-wide manufacturing capacity.  Expenses incurred in the expansion of capacity during 2010 included building out new domestic facilities in Livonia and Romulus, Michigan, hiring additional employees, purchasing and installing new manufacturing equipment and testing processes for the new facilities.

A123 SYSTEMS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 2, 2011	By	/s/ John Granara
		Name:	John Granara
		Title:	Interim Chief Financial Officer and Vice President of Finance

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).